September 19, 2024

VIA E-MAIL

Maureen E. Towle
Allspring Funds Management, LLC
1415 Vantage Park Drive, 3rd Floor
Charlotte, NC 28203

Re:    Allspring Exchange-Traded Funds Trust
       Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A File Nos. 333-240113; 811-23597

Dear Ms. Towle:

        On August 12, 2024, Allspring Exchange-Traded Funds Trust (the    Trust
  ) filed a pre-
effective amendment to a registration statement on Form N-1A under the Securities Act of 1933
(the    Securities Act   ) and the Investment Company Act of 1940 (the    1940
Act   ) to offer shares
of six ETFs (the    Funds   ). We have reviewed the amendment and provide our
comments below.

General

1. We note that substantial portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please supplementally explain if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

3. Where a comment is made in one location, it applies to all similar disclosure appearing elsewhere in the registration statement. Please confirm in your response letter that, in response to staff comments, changes have been made to the disclosure for each applicable
       ETF.

Prospectus Summaries

Core Bond ETF

4. Page 2, Fees and Expenses. At least one week before effectiveness, please provide the staff a completed fee table and expense example. In addition, please confirm any fee waivers reflected in the fee table will continue for at least one year from effectiveness.
 Maureen E. Towle
September 19, 2024

5. Page 2, Principal Investment Strategy. The disclosure describes that the fund will invest principally in investment grade debt securities. Please confirm supplementally that investments in lower rated, high yield securities are not part of the principal strategy.

6. Page 3, Principal Investment Risks, Foreign Investment Risk. For each ETF investing in foreign securities, please disclose that, where all or a portion of the
ETF   s underlying
       securities trade in a market that is closed when the market in which the
ETF   s shares are
       listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the
ETF   s domestic
       trading day. In addition, please note that this in turn could lead to differences between the
       market price of the ETF   s shares and the underlying value of those
shares. Such
       disclosure may appear in risks or in disclosure about the ETF trading.

7.     Page 4, Principal Investment Risks, Derivatives Risk. Disclosure refers
to the Fund   s,
          use of derivatives, such as futures, options and swap agreements   .
  Please clarify
       disclosure as to the Fund   s derivatives strategy and related risks.
For example, futures
       are discussed in the principal strategy disclosure, but options and swaps are not.

Core Plus Bond ETF

8. Page 6, Principal Investment Strategy. The principal strategy disclosure states that the fund may invest in foreign debt, including emerging markets debt. Please provide a definition for emerging markets.

9. Page 8, Principal Investment Risks, Futures Contract Risk. Futures risk is listed as a principal risk but is not mentioned in principal strategy (currency derivatives such as forwards and currency contracts are mentioned). Please revise disclosure to match principal strategy disclosure with principal risk disclosure.

Income Plus ETF

10.    Page 11, Principal Investment Strategy. The principal strategy
disclosure states,    The
       pursuit of the Fund   s investment objective of total return, a
component of which consists
       of a high level of current income, however, implies that the Fund will normally seek to have significant holdings of securities offering higher yields relative to U.S. Treasuries.
       Please revise the disclosure to remove the term    implies,    for
example, disclosure might
       state,    the Fund will normally seek to have significant holdings of securities offering
       higher yields relative to U.S. Treasuries.

11. Page 11, Principal Investment Risks. As part of its principal strategy, the fund will
       manage currency    as a separate asset class    to seek potential
appreciation, including
       through spot currency transactions. In light of this principal strategy disclosure, please consider additional principal risk disclosure as to the risks associated
with the fund   s
       foreign currency investments.




                                                 2
 Maureen E. Towle
September 19, 2024

Large Core ETF

12. Page 16, Principal Investment Risks. The principal risk disclosure includes Derivatives
       Risk while the Fund   s principal strategy does not include disclosure
as to its use of
       derivatives. Please revise the disclosure to match principal strategy disclosure with principal risk disclosure.

13. Page 16, Principal Investment Risks. The principal risk disclosure includes Focused
       Portfolio Risk which indicates the fund will be impacted by volatility in a small number of issuers. Please consider additional disclosure in principal strategies if the fund intends to hold large, concentrated positions in a small number of issuers. We note disclosure stating the fund intends to hold 40 to 60 large cap U.S. companies.

Large Growth ETF

14.    Page 19, Principal Investment Strategy. Disclosure states,    The
portfolio management
       team categorizes its holdings into one of four buckets (core growth, consistent growth, cyclical growth, and emerging growth) which serves to open up the universe of available investment opportunities and lessen volatility compared to peers. Please clarify if
       investments in    emerging growth    companies are limited to the fund
s 20% bucket as
       80% of the fund is invested in large cap U.S. companies. Furthermore, revise the
       statement to clarify how the categorization of holdings will    open up
  the investment
       opportunities of the fund. Similarly, please revise the statement to clarify how the
       categorization of holdings will    lessen volatility compared to peers.


15. Page 19, Principal Investment Risks. The principal risk disclosure includes the caption
       Growth/Value Investing Risk. Please revise to describe only the risks of Growth
       Investing as the fund   s principal strategy is to invest in
high-quality growth companies.

Statement of Additional Information

16. Page 50, Illiquid Securities. This disclosure, and subsequent disclosure, refers to money market funds. As this Statement of Information does not cover any money market funds, the references to such funds should be deleted.

17. Page 75, Acceptance of Orders of Creation Units. As discussed below, please delete the
       statement that the Fund reserves the    absolute    right to reject or
suspend creations.
       Please also remove from the disclosure the right to reject or suspend
creations if,    (d) the
       acceptance of the Deposit Securities would have certain adverse tax consequences to the
       Fund" and    (f) the acceptance of the Fund Deposit would otherwise, in the discretion of
       the Trust or Manager, have an adverse effect on the Trust or the rights of the beneficial
       owners    .

       The staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its
belief that    an ETF
       generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the
ETF   s portfolio
                                                 3
 Maureen E. Towle
September 19, 2024

       holdings are traded are closed for a limited period of time.    See
Exchange-Traded
       Funds,    Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the
       Commission further noted that    [i]f a suspension of creations impairs
the arbitrage
       mechanism, it could lead to significant deviation between what retail investors pay (or
       receive) in the secondary market and the ETF   s approximate NAV. Such a
result would
       run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would
       be inconsistent with rule 6c-11.    See    Exchange-Traded Funds,
Release No. 33-10695,
       at p.59 (Sep. 25, 2019). While the staff recognizes that in certain limited circumstances,
       ETFs may have a sound basis for rejecting individual creation orders, the staff believes that the disclosure noted above is sufficiently broad to run counter to
the Commission   s
       position to the extent the rejection of orders would effectively result in the suspension of creations.

Part C: Other Information

18. Page 4, Exhibits. Please file the finalized exhibits once they are available.

                                                 * * *
         Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.
        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.
        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.
       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.
       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-6760.



Sincerely,

                                                                     /s/
Jeffrey A. Foor

                                                                        Jeffrey
A. Foor
                                                                        Senior
Counsel

cc: Jennifer McHugh
   Senior Special Counsel

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